October 26, 2007
BY EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Attention:	Jay Mumford
Russell Mancuso, Branch Chief
Kevin Kuhar
Angela Crane

Re:	MAKO Surgical Corp.
Registration Statement on Form S-1
Filed September 19, 2007
File No. 333-146162
Ladies and Gentlemen:
     On behalf of MAKO Surgical Corp. (“Company”), this letter is in response to the Staff’s comment letter dated October 17, 2007 to Maurice R. Ferré, M.D., with respect to the above-referenced Registration Statement on Form S-1, as amended by Amendment No. 1 filed on October 3, 2007 (the “Registration Statement”).
     In response to your letter, set forth below are the Staff’s comments in bold italics followed by the Company’s responses to the Staff’s comments. Where indicated below, the Company has included changes to the disclosure in Amendment No. 2 to the Registration Statement, which the Company is filing contemporaneously with this response letter.
     We have sent to your attention on October 26, 2007 courtesy copies of this letter and Amendment No. 2 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement.
General
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. Also note that we may have additional comments after you include this information.
The Company acknowledges the Staff’s comment and confirms that, prior to circulating the prospectus, it will file a pre-effective amendment to the Registration Statement that will include a price range and estimate all other non-Rule 430A price-related information.

Graphics
2.	If you intend to use graphics on the prospectus covers or otherwise, please ensure that you provide them with your document.
The Company acknowledges the Staff’s comment and notes that it is providing the proposed graphics supplementally as Annex I to the Staff for its review.
Prospectus Summary
3.	Please disclose how you anticipate selling version 2.0 of your Haptic Guidance System. Explain whether that will be a wholly different unit that existing customers must purchase, an upgrade that existing customers can purchase or is it part of a service contract for your existing customers.
The Company has revised the disclosure on page 1 in response to the Staff’s comment.
4.	If true, please highlight in the summary that you will not be able to recognize revenue in connection with the sale of your system until you deliver version 2.0 as describe in your risk factors on page 8.
The Company has revised the disclosure on page 1 in response to the Staff’s comment.
5.	If you elect to provide positive details in your summary, please balance your disclosure with equally prominent disclosure of negative details. For example:
•	On page 1, you highlight the 79 completed procedures, but it is not until page 10 in the risk factors that you mention the failed procedures;

•	On page 1 you mention six instillations but on page 44 you mention that revenue has been primarily from a single customer; and

•	On page 2, you mention the expected introduction of the onlay system in the fourth quarter of 2007, but on pages 9 and 10 in the risk factors you disclose that you do not have FDA approval for this system and that your expected introduction may be delayed for “any number of reasons.”
The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 3 to balance the description of its competitive strengths with disclosure of certain challenges and risks that could harm its business in response to the Staff’s comment. See also the increased prominence of the risks in the section entitled “Risks Related to Our Business” on pages 3 and 4.
Our Market, page 1
6.	Please tell us whether all industry data you cite in your document is publicly available. Also tell us whether:

•	you commissioned the industry reports;

•	the industry reports were prepared for use in your registration statement;

•	you are affiliated with the sources of the industry reports; and

•	the sources of the reports consented to being identified and to your use of their data in this registration statement.
Also, please provide us with a copy of the Duke University survey you cite at the end of the first full paragraph on page 2, marked to show the statistics you cite.
The Company confirms to the Staff that (i) all industry data cited in the Registration Statement is publicly available or available for purchase by the general public; (ii) the Company did not commission the industry reports; (iii) the industry reports were not prepared for use in the Registration Statement; (iv) the Company is not affiliated with the sources of the industry reports; and (v) as a result, the Company does not believe it is required to obtain consent for use of these sources, has not obtained any such consents and the Company does not rely upon these sources as “experts” for the purposes of Item 509 of Regulation S-K. The Company submits to the Staff supplementally as Annex II a copy of the Duke University report for the data that is cited in the Registration Statement, which the Company has marked to highlight the cited statistics.
7.	With a view toward balanced disclosure, please tell us whether (1) your product can be used for the entire population mentioned in the last sentence of the third paragraph as having declined total knee replacement surgery, and (2) there are alternatives other than your product that were or could be used for that population.
In response to the Staff’s comment, the Company has revised the disclosure on page 2 to clarify that a sizeable portion of the patient population mentioned on page 2 as having declined total knee replacement surgery could benefit from unicompartment knee resurfacing. We respectfully note that this statement is made with respect to unicomparmental knee resurfacing procedures generally, not just MAKOplasty unicompartmenta knee resurfacing procedures. We also note that the Company already discusses alternatives to MAKOplasty, such as traditional (or manual) unicompartmental knee resurfacing procedures on page 2, as well as on pages 62 and 63, and competitive products on page 78.
Risks Related to Our Business, page 3
8.	Please disclose the risks you identify in this paragraph as prominently as the other disclosure in your summary. Please create bullet points for each of the risks you have highlighted here.
The Company has revised the disclosure on page 3 in response to the Staff’s comment.
Risk Factors, page 8
9.	We note your disclosure on page 71 that your representatives are present in the operating room. If the representatives’ presence is required or otherwise limits the quantity of your sales, please add an appropriate risk factor.
Similar to many other orthopedic medical device companies, the Company requires that a representative be present in the operating suite during each MAKOplasty procedure. The presence of a Company representative has not limited and the Company does not foresee that it will limit the quantity of its HGS units sold. As necessary, the Company plans to increase the number of Company representatives employed by it to accommodate the volume of HGS units sold and the number of MAKOplasty procedures performed using our HGS units. Moreover, although the Company currently requires the presence of a Company representative in the operating suite for each MAKOplasty procedure, the Company may change such requirement in the future if it believes that such presence is no longer necessary or no longer necessary for each MAKOplasty procedure.

Changes to financial accounting standards may affect our reported results of operations, page 21
10.	Please clarify how this risk factor is specific to your company, industry or offering.
After reviewing the Staff’s comment, the Company has reconsidered this risk factor and believes it is appropriate to remove the risk factor because the Company is not aware of any specific accounting pronouncements that have had a significant recent or are expected to have a material future impact on the Company’s results of operations.
Use of Proceeds, page 35
11.	Please disclose the approximate amount of proceeds that you currently intend to use for (1) sales and marketing and (2) research and development. See Regulation S-K Item 504.
The Company respectfully advises the Staff that it has not allocated any portion of the proceeds for any specific purpose other than the payment of $4.0 million to IBM, as required upon the initial public offering of the Company’s common stock under the terms the Company’s licensing arrangement with IBM. The Company is unable to estimate any amounts for these purposes and therefore any other more specific disclosure is not possible at this time.
Capitalization, page 36
12.	We see that the pro forma data in your filing is not complete. We will review this pro forma data once you complete the disclosures.
The Company acknowledges the Staff’s comment and confirms that, prior to circulating the prospectus, it will file a pre-effective amendment to the Registration Statement that will include all pro forma data. Please also refer to the Company’s response to the staff’s comment #1.
Management’s Discussion and Analysis, page 43
Results of Operations, page 49
13.	Please tell us more about the “different utilization of the image-guided surgery technology” that Z-KAT was involved in prior to the contribution to your company.
The Company has revised the disclosure on page 44 in response to the Staff’s comment to discuss the business of Z-KAT including how the prior utilization of the image-guided technology by Z-KAT differs from the Company’s current operations.

The Period from Inception through December 31, 2004, page 52
14.	Please discuss the reasons that revenue dropped to $0 after you received your business from the Z-KAT.
The Company supplementally advises the Staff that from inception through the middle of 2006 the Company was developing its first commercial version of the HGS and related products and, accordingly, did not record any revenue during this period. See also the revised disclosure on pages 44 and 45, which has been expanded to discuss the business retained by Z-KAT and not acquired by the Company.
15.	With a view toward disclosure, please tell us whether the margins on your sales, when recognized, will be similar to the margins recognized by Z-KAT. Tell us the reasons for the differences.
The Company has revised the disclosure on page 51 in response to the Staff’s comment to discuss the business of Z-KAT including how the utilization of the image-guided technology differs between the Company and Z-KAT. As noted in the revised disclosure, the Company’s operations and products are significantly different from Z-KAT’s, and any similarity of the Company’s margins on sales, when recognized, with Z-KAT’s would be coincidental.
Liquidity and Capital Resources, page 53
16.	We note that you have entered multiple license and royalty agreements since September 2005. It appears that these agreements are expected to have a material impact on your operations, liquidity and product development. Management Discussion and Analysis should describe and quantify the known or expected impact the agreements will have on your financial statements. Please revise MD&A to discuss the potential impact upon revenue, cost of sales, operating results and cash flows from the license and royalty agreements. Please also discuss how these license and royalty agreements will impact your future product developments.
The Company has revised the disclosure on page 55 in response to the Staff’s comment to describe the impact of license and royalty agreements on its financial statements and future development efforts.
17.	We note that your customers are entitled by contract to receive the version 2.0 of your HGS and all interim software and hardware version enhancements at no cost. Please provide a sample contract for our review. Expand your disclosure here and in the footnotes to include the number of HGS units you are required to provide upgrades to version 2.0. Your disclosure should include the amount of deferred revenue and deferred cost of revenue associated with the upgrade obligation and the anticipated date of when you will satisfy all the related revenue recognition criteria.

The Company has revised the disclosure on pages 55, F-14 and F-15 in response to the Staff’s comment. We are unable to state the amount of deferred revenue associated with providing the upgrades and enhancements to the HGS units as vendor specific objective evidence, or VSOE, does not exist for the upgrades and enhancements. The Company submits to the Staff supplementally as Annex III a sample contract for the sale of an HGS unit.
18.	In this regard, please describe the nature and timing of the remaining efforts and related cash requirements necessary to develop the version 2.0 into a commercially viable product. Describe the potential effects on results of operations and financial position if the technology is not successful and timely completed. For example, explain if the customer has a right of return if the version 2.0 is not available. Describe the current status of the project.
The Company has revised the disclosure on page 55 in response to the Staff’s comment. The Company has also disclosed the potential impact on its results of operations and financial position if the technology is not successful and timely completed.
Contractual Obligations, page 55
19.	We note that you have long-term purchase obligations with suppliers and a $4.0 million payment to IBM that are not included in this table. Please tell us how this complies with the guidance in Item 303 of Regulation S-K and FR 67; Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations. Also, significant purchase commitments or obligations under non-cancelable long-term contracts should be disclosed in the footnotes as well. Please revise or advise.
The Company has revised the disclosure on pages 57 and 58 in response to the Staff’s comment to include the $4.0 million IBM deferred payment in the contractual obligations table. The Company supplementally advises the Staff that it does not have any significant purchase commitments or obligations that are required to be disclosed.
Business, page 57
20.	Please identify the single customer mentioned on page 44.
The Company has revised the disclosure on pages 46 and 60 in response to the Staff’s comment.
Overview, page 57
21.	With a view toward clarified disclosure, please tell us whether the May 2005 version of your product was robotic. If not, please tell us when you began to offer the robotic version.
The Company has revised the disclosures on pages 1, 44 and 60 in response to the Staff’s comment.

Manufacturing and Assembly, page 72
22.	Please disclose the expiration date and material termination provisions of your material supply agreements.
The Company has revised the disclosure on pages 75 and 76 in response to the Staff’s comment.
Intellectual Property, page 72
23.	With a view toward disclosure, please provide us your analysis of the materiality of your licensed patents that expire this year and in the next couple of years.
The Company has revised the disclosure on page 77 in response to the Staff’s comment.
Regulatory Requirements, page 75
24.	Please reconcile your disclosures regarding introducing an “onlay knee implant system in the fourth quarter of 2007 subject to regulatory clearance” with your disclosure on page 76 that clearance usually takes three to twelve months.
The Company has revised the disclosures on pages 3, 11, 14, 44, 45, 66, 71, 73 and 79 in response to the Staff’s comment.
25.	Please clarify whether version 2.0 of your product will follow the 510(k) or PMA pathway. If you are uncertain, disclose the reason for the uncertainty and the basis for your disclosure regarding launch in the first half of 2009.
The Company has revised the disclosure on page 80 in response to the Staff’s comment.
Fraud and Abuse Laws, page 80
26.	Please tell us how you have determined that the arrangements mentioned at the top of page 29, including the royalty payments, are consistent with these laws.
The Company supplementally advises the Staff that it believes that the fraud and abuse laws described on pages 85 and 86 do not prohibit the payment to a physician of fair market value compensation for legitimate and needed services actually performed for the Company. In the case of contributions to an invention, the Company believes that the fair market value of a physician’s contribution to the design, development and improvement of the invention is a reasonable royalty payment on the sale of any product embodying that invention. With one exception, in calculating a consultant physician’s royalty, the Company does not count product sales to any institution where the physician has privileges, which the Company believes effectively excludes from the physician’s royalty any sales made based on the physician’s own referrals. With respect to the one agreement in which the physician’s own referrals are not expressly excluded, the Company believes that no royalty payments will likely ever be made, because the intellectual property underlying the royalty will not likely be used in connection with the Company’s products.
The Company believes this view of the law finds recent support in the deferred prosecution agreements entered into between the major orthopedic implant manufacturers and the U.S.

Attorney for the State of New Jersey. See, e.g., Deferred Prosecution Agreement between Biomet Orthopaedics, Inc. and the United States Attorney’s Office for the District of New Jersey (September 27, 2007) at paragraph 37 (defining terms for permissible royalty agreements). In sum, the Company believes that its arrangements with physicians do not violate the fraud and abuse laws because they represent fair market value payments for legitimate and needed services (including contributions to the design, development, and improvement of Company products) furnished by the Company’s physician contractors.
27.	Refer to the third-to-last sentence in the last full paragraph on page 81. With a view toward clarified disclosure, please tell us which aspects of your activities generate your concern of being subject to scrutiny under these laws.
The Company supplementally advises the Staff that the referenced sentence refers to the Company’s future activities. Although the Company attempts to comply with fraud and abuse laws, the details of the Company’s future activities are undetermined. Nevertheless, the Company understands that payments to physician consultants have been the subject of anti-kickback law deferred prosecution agreements with, and alleged False Claims Act violations by, orthopedic manufacturers. See, e.g., Deferred Prosecution Agreement between Biomet Orthopaedics, Inc. and the United States Attorney’s Office for the District of New Jersey (September 27, 2007). The Company believes its current consulting arrangements with physicians represent legitimate compensation for needed documented (i.e. Company to furnish physician services under these agreements and documents) services actually furnished for the Company. However, because engagement of physician consultants by orthopedic medical device companies has recently been subject to heightened scrutiny, the Company’s engagement of physician consultants in product development and product training and education, could subject the Company to similar scrutiny. In addition, the Company provides customers and potential customers with a variety of information on the pricing of its products, and the Company sells its products under varying pricing and discounting arrangements, some of which may include volume or market-share based rebates. The Company believes that its dissemination of information on product pricing to its customers and Company pricing and rebate practices are legitimate and comply with applicable laws. However, because there have been allegations of improper pricing or discounting practices throughout the pharmaceutical industry, the Company cannot guarantee that such allegations, similar to those that have been made against pharmaceutical manufacturers, might be made against the Company.
The Company has revised the disclosure on pages 85 and 86 in response to the Staff’s comment.
Compensation Committee Interlocks and Insider Participation, page 87
28.	Please clarify the nature and timing of the “formation transactions” that will precede the committee composition that you disclose.
The Company has deleted the reference to the term “formation transactions,” which was a typographical error, on page 92 in response to the Staff’s comment.
29.	Please provide the disclosure required by Regulation S-K Item 407(e)(4) for your last completed fiscal year.
The Company has revised the disclosure on page 92 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 88.
30.	Please revise to clarify who is making the decisions on compensation, whether it is the board, the compensation committee or other third-parties. For example in the penultimate paragraph on page 88 you describe that “the board of directors generally makes recommendations for review and ratification by the board at large.” Please explain how those recommendations were formulated. Please clarify what it means to have other named executive officers attend compensation committee meetings other “than those portions of the compensation committee meetings during which executive compensation is discussed and approved.”
The Company has revised the disclosure on page 94 to clarify that the board of directors makes the final decision regarding the compensation of the Company’s named executive officers, typically based on the recommendations of the compensation committee. The Company also has added language to clarify how the compensation committee formulates its recommendations which is generally discussed throughout the Compensation Discussion and Analysis, as required by Item 402(b) of Regulation S-K. Finally, the Company has revised the disclosure on page 94 to clarify the attendance of its executive officers at compensation committee meetings.
31.	We note the reference to compensation surveys in the last paragraph on page 88. Please identify the surveys you used and their components, including component companies and how such benchmarks are determined. For example, please disclose whether you compared yourself to the 50th percentile benchmark, a range of benchmarks or otherwise.
The Company has revised the disclosure on page 94 in response to the Staff’s comment. In addition, the Company respectfully submits to the Staff that inclusion of the Radford survey information is not material information for its investors and thus, pursuant to Item 402(b)(2)(xiv) and the Staff’s recent observations on executive compensation disclosures, the Company does not believe it should be included in the Compensation Discussion and Analysis. As the Company notes on page 94, the Company has not historically “benchmarked” any element of executive compensation. However, in connection with this initial public offering, the compensation committee believed it was necessary, for retention purposes, to have Radford perform a survey of the Company’s senior management’s equity holdings as compared to other, pre-IPO medical device and biotechnology companies in later stages of private financing, similar to the Company. The Company does not know the component private companies that were surveyed by Radford as the company’s names are not included in the report provided to the compensation committee. What the report did indicate, as the Company discloses on page 94, is that the survey was based on over approximately 30 (although the total number of companies is not apparent from the report) pre-IPO medical device and biotechnology companies in the “later stages” of financing. The report indicates certain of the companies had completed a series C preferred stock financing, and that others had raised approximately $40 to $80 million in financing, but certain companies were included based on receipt of “later stage” financing.

Further, while the Company compared its senior management to the median of the survey results for equity holdings purposes (which the Company has added to the disclosure), the Company does not believe it is appropriate to emphasize this target as (i) it was used for the limited purpose of equity holdings as a pre-IPO company, and (ii) the Company does not want to suggest to its investors that it intends to “benchmark” the equity holdings of its senior management at the median of a “peer group” of companies. Any such determinations as to whether or not the Company will “benchmark” in the future, as well the companies the Company may view as its “peers,” if any, will be made by the compensation committee after the completion of this offering.
Base Salary, page 89
32.	We note your disclosure about how annual salaries are set taking into account “economic and industry conditions and company performance,” as well as the committee’s assessment of the “unique leadership skills, management experience and contributions” of the individual executive officer and the “mix of components.” Please describe specifically how these factors were used to make compensation decisions during the applicable periods; if instead compensation decisions were based on the subjective discretion of the board, please say so clearly and directly without implying that objective factors were used.
The Company has revised the disclosure on page 95 in response to the Staff’s comment.
Long-Term Equity Compensation, page 91
33.	Please tell us where in this section you have described the 1,352,250 and 150,000 shares issued to Dr. Ferré as described in the last paragraph on page 104. Also, please describe the business reasons for structuring the loans in this way including the 50% recourse.
In accordance with Instruction 2 to Item 402(b) of Regulation S-K, the Compensation Discussion and Analysis included in the Company’s Registration Statement discusses the compensation disclosed in the compensation tables (i.e. fiscal year 2006) and also covers actions regarding executive compensation that were taken after the end of the 2006 fiscal year. During and since fiscal year 2006, the Company issued the following shares of restricted common stock to Dr. Ferré on the terms described below:
•	In May 2006, the Company issued 250,000 shares of restricted common stock (the “2006 Restricted Stock”) to Dr. Ferré at a purchase price of $0.42 per share in exchange for a promissory note from Dr. Ferré in the principal amount of $105,000, approximately 50% of which is nonrecourse (the “2006 Promissory Note”). The 2006 Promissory Note accrued interest at a rate of 8% per annum, and the 2006 Restricted Stock was pledged as collateral against the 2006 Promissory Note. Twenty-five percent of the 2006 Restricted Stock vested immediately with the remainder vesting monthly over 48 months as service is provided.

•	In March 2007, the Company issued 250,000 shares of restricted common stock (the “2007 Restricted Stock”) to Dr. Ferré at a purchase price of $0.82 per share in exchange for a promissory note from Dr. Ferré in the principal amount of $205,000, approximately 50% of which is nonrecourse (the “2007 Promissory Note”). The 2007 Promissory Note accrued interest at a rate of 8% per annum, and the 2007 Restricted Stock was pledged as collateral against the 2007 Promissory Note. Twenty-five percent of the 2007 Restricted Stock vested immediately with the remainder vesting monthly over 48 months as service is provided.

•	In August 2007, the Company issued 750,000 shares of restricted common stock to Dr. Ferré. The 750,000 shares of restricted common stock vest quarterly over 48 months as service is provided.
The Company has revised the disclosure on page 113 to reflect these issuances. The Company’s Compensation Discussion and Analysis does not discuss the issuance of the 1,102,250 shares of restricted common stock to Dr. Ferré and the 150,000 shares of restricted common stock to MMF Holdings LLC in July 2005, because the Company does not believe such information is material or necessary to give context to the information provided, consistent with Instruction 2 to Item 402(b) of Regulation S-K. The Company notes for the Staff, however, that such shares are included in the Outstanding Equity Awards at Fiscal Year End Table.
All of the loans made by the Company to Dr. Ferré in connection with Dr. Ferré’s purchase of restricted common stock of the Company, as described on page 113, were limited to 50% personal recourse, because the board of directors determined that this allocation fairly reflected business risks assumed by Dr. Ferré in leading the Company at its early stage of development.
34.	We note your references to grants in 2007 based on 2006 performance. Please clarify when the committee decided to issue the grants, and provide us your analysis of whether these grants should be included in your compensation tables.
On March 23, 2007, the Company’s compensation committee recommended and the board of directors decided to grant options for 125,000, 100,000 and 100,000 shares of common stock to Messrs. Abovitz, Frank and LaPorte, respectively, based on each individual’s overall performance in 2006. The Company includes disclosure regarding these 2007 grants in the Compensation Discussion and Analysis on page 97, but does not include such grants in the 2006 Summary Compensation Table or the Grants of Plan-Based Awards Table in accordance with Item 402 of Regulation S-K. Because these grants were made in 2007, rather than 2006, and no dollar amount is recognized for financial statement reporting purposes with respect to 2006 in accordance with SFAS 123R, these grants need not be reported in either the Summary Compensation Table or the Grants of Plan-Based Awards Table.
This analysis is further supported by the Answer to Question 4.05 in the SEC’s August 8, 2007 compliance and disclosure interpretation of “Item 402 of Regulation S-K — Executive Compensation.” The Answer to Question 4.05 states that if an equity award is made after the end of the fiscal year but relates to services performed in that completed year, only the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year need be reported in the Summary Compensation Table for stock and option awards. With respect to the Grants of Plan-Based Awards Table, only information as to the awards need be reported in the fiscal year in which the award was made. Because the 2007 awards do not meet these criteria, the Company does not believe these awards should be included in the 2006 compensation tables.

Benefits Programs, page 92
35.	Please tell us whether the disclosure regarding these programs is included in your summary compensation table, or cite with specificity the authority on which you rely to exclude it.
The information presented under Benefits Programs on page 98 is not included in the Company’s 2006 Summary Compensation Table in reliance on Item 402(a)(6)(ii), which states, in part, that “[r]egistrants may omit information regarding group life, health, hospitalization, or medical reimbursement plans that do not discriminate in scope, terms or operation, in favor of executive officers or directors of the registrant and that are available generally to all salaried employees.” The Company does not match any employee contributions to the Company’s 401(k) plan, and none of the Company’s benefits programs described on page 98 discriminate in scope, terms or operation, in favor of executive officers or directors of the Company and are available generally to all salaried employees. Moreover, upon further reflection due to the Staff’s comment, the Company does not believe its benefits programs described on page 98 are material to named executive compensation. Therefore, the Company has deleted the Benefits Programs disclosure on page 98, consistent with the Staff’s recent observation on executive compensation disclosures.
Perquisites and Other Benefits, page 92
36.	Please describe the reasons your board of directors decided to forgive these loans. Also, please describe the reasons for the 106,792 stock options granted on September 5.
The Company has revised the disclosure on page 98 in response to the Staff’s comment.
2006 Summary Compensation Table, page 94
37.	Please tell us why the loans and sale of restricted stock described at the end of page 104 are not disclosed in this table. Cite with specificity the authority on which you rely.
To date, the Company has issued the following shares of restricted common stock to Dr. Ferré or an affiliate of Dr. Ferré during the course of his employment with the Company:
•	In July 2005, the Company issued 1,102,250 shares of restricted common stock (the “2005 Restricted Stock”) to Dr. Ferré and 150,000 shares of restricted common stock to MMF Holdings, LLC, an affiliate of Dr. Ferré, at a purchase price of $0.42 per share in exchange for a promissory note from Dr. Ferré in the principal amount of $525,945, approximately 50% of which is nonrecourse (the “2005 Promissory Note”). The 2005 Promissory Note accrued interest at a rate of 8% per annum, and 1,102,250 shares of the 2005 Restricted Stock was pledged as collateral against the 2005 Promissory Note. Twenty-five percent of the 2005 Restricted Stock vested immediately with the remainder vesting monthly over 48 months as service is provided.

•	In May 2006, the Company issued 250,000 shares of restricted common stock (the “2006 Restricted Stock”) to Dr. Ferré at a purchase price of $0.42 per share in exchange for a promissory note from the Dr. Ferré in the principal amount of

$105,000, approximately 50% of which is nonrecourse (the “2006 Promissory Note”). The 2006 Promissory Note accrued interest at a rate of 8% per annum, and the 2006 Restricted Stock was pledged as collateral against the 2006 Promissory Note. Twenty-five percent of the 2006 Restricted Stock vested immediately with the remainder vesting monthly over 48 months as service is provided.

•	In March 2007, the Company issued 250,000 shares of restricted common stock (the “2007 Restricted Stock”) to Dr. Ferré at a purchase price of $0.82 per share in exchange for a promissory note from Dr. Ferré in the principal amount of $205,000, approximately 50% of which is nonrecourse (the “2007 Promissory Note”). The 2007 Promissory Note accrued interest at a rate of 8% per annum, and the 2007 Restricted Stock was pledged as collateral against the 2007 Promissory Note. Twenty-five percent of the 2007 Restricted Stock vested immediately with the remainder vesting monthly over 48 months as service is provided.

•	In August 2007, the Company issued 750,000 shares of restricted common stock to Dr. Ferré. The 750,000 shares of restricted common stock vest quarterly over 48 months as service is provided.
In accordance with Item 402(c)(2)(v) of Regulation S-K, the Stock Awards column of the 2006 Summary Compensation Tables reflects the dollar amount recognized in 2006 for the 2005 Restricted Stock and the 2006 Restricted Stock for financial statement reporting purposes in accordance with SFAS 123R, disregarding any estimates of forfeitures relating to service-based vesting conditions.
All outstanding amounts, including accrued interest, on the loans made by the Company to Dr. Ferré in connection with Dr. Ferré’s purchase of restricted common stock of the Company, as described on page 113, were forgiven by the Company on September 5, 2007. In conjunction with such loan forgiveness, 106,792 shares of restricted common stock were surrendered by Dr. Ferré to pay the payroll taxes associated with the taxable income from the forgiveness of the loan. In accordance with Item 402(c), any compensation resulting to Dr. Ferré as a result of the Company’s forgiveness of these loans need not be reflected in the 2006 Summary Compensation Tables but will be included in the Company’s future disclosures with respect to 2007 compensation, as appropriate.
Termination and Change of Control, page 100
38.	Please tell us why the amount for your CEO is blank in the first table. Also, tell us how the table reflects the different amount to be paid in connection with a change in control and for tax “gross-up payments.”
The Company has revised the disclosure on page 109 in response to the Staff’s comment.
Certain Relationships and Related Party Transactions, page 104
39.	Please ensure that the related-party transactions are fully described in one section of your document, rather that requiring investors to piece together relevant information from several portions of your document, like from here and from portions of a long financial statement footnote which itself refers investors to another footnote.

The Company has revised the disclosure on pages 111 through 116 in response to the Staff’s comment.
Policies and Procedures for Related Party Transactions, page 104
40.	Please disclose the standards to be applied to your policies and procedures. For example, if the terms are not as favorable as a third party could offer, will the audit committee reject the transaction?
Among other factors, the audit committee will take into account whether the proposed related person transaction is on terms that are no less favorable than terms generally available to an unaffiliated third party. The audit committee will also take into account the extent of the person’s interest in the transaction and, if applicable, the impact on a director’s independence. After consideration of these and other factors, the audit committee may approve or reject the transaction in its discretion. Because the Company cannot anticipate the specific circumstances under which a related person transaction may be under consideration by the audit committee and the various factors that may be relevant for consideration, the Company’s related person transaction policy does not specify all of the factors to be considered. In addition, the Company’s policy does not automatically require that the audit committee reject transactions that may not be on terms that are not as favorable as a third party may offer. The Company has revised the disclosure on page 111 to further clarify this disclosure.
Z-KAT transactions, page 104
41.	Please disclose in this section how Z-KAT is a related party, including the involvement of your director, Mr. Dewey.
The Company has revised the disclosure on page 111 in response to the Staff’s comment.
42.	Disclose the principle followed in determining the amount to be paid for the assets acquired from Z-KAT and identify the persons making that determination. Also, if the assets were acquired by Z-KAT within two years prior to the transfer to Mako, state the cost of the assets to Z-KAT.
The Company has revised the disclosure on page 111 in response to the Staff’s comment to discuss the formation of the Company initially as a wholly owned subsidiary of Z-KAT, and the subsequent contribution of assets to the Company from Z-KAT. In addition, the Company supplementally advises the Staff that the assets acquired by Z-KAT within two years prior to the transfer to MAKO with a carrying value of $392,000 were acquired by Z-KAT for a purchase price of $430,000, the difference being depreciation.
43.	Please revise vague disclosure to provide specific information regarding the transactions. For example:
•	What “portion” of the annual royalties did you agree to pay as mentioned in the first paragraph? How was this portion determined?

•	What “certain” licensor do you mean in the second paragraph? Why did you assume the license payments? Does Z-KAT retain any interest in the property that is subject to the license?

•	What “certain” inventory was purchased in the second paragraph? How was that inventory related to “certain sublicenses”? Why wasn’t that inventory related to the original contribution to your business? What is the nature of the “certain sublicenses”?

•	What is the interest rate on the loan? How was it determined?
The Company has revised the disclosure on page 111 in response to the Staff’s comment to discuss the contribution agreement and the addendum to the contribution agreement between the Company and Z-KAT.
44.	With a view toward disclosure, please tell us whether Z-KAT is prohibited from competing with you.
The Company has revised the disclosure on page 111 in response to the Staff’s comment to discuss that in December 2004, Z-KAT granted the Company a limited license to Z-KAT’s computer assisted-surgery and haptic robotic intellectual property portfolio for exclusive use in orthopedics (but subject to prior licenses granted by Z-KAT to third parties). Because of the exclusive nature of the license granted to us, the Company believes that Z-KAT is therefore prohibited from competing with the Company in the field of orthopedics.
45.	Please fully describe the transactions mentioned in the footnotes on page 105 in which you issued affiliates stock in connection with the contribution, including how the transactions were related to your formation, the nature and amount of the Z-KAT debt and the exercise price of the warrants issued.
The Company has revised the disclosure on pages 114 and 115 in response to the Staff’s comment.
Employee Loans and Notes Receivable for Restricted Stock, page 104
46.	Please clarify whether all outstanding loans to your CEO have been extinguished by the forgiveness. Also, clarify the amount of interest any principal that your CEO paid and the balance that was forgiven.
The Company has revised the disclosure on page 113 in response to the Staff’s comment.
Recent Sales of Preferred Stock, page 106
47.	Please disclose the conversion rate of the preferred stock.
The Company has revised the disclosure on page 114 in response to the Staff’s comment.

Consulting Agreements, page 107
48.	Please clarify how these agreements are related-party transactions. Disclose the material terms of the agreements.
The Company sumpplementally advises the Staff that it included this disclosure in the section entitled “Certain Relationships and Related Person Transaction” because it believes that the information may be useful to investors. The Company does not believe that any of its consulting arrangements constitute related person transactions, because, among other reasons, none of the counterparties to the consulting agreements are directors, director nominees, executive officers or beneficial owners of more than 5 percent of the Company’s voting common stock or immediate family members of such individuals. The Company has previously attached those consulting agreements that it believes are material as Exhibits 10.14 through 10.17 to the Registration Statement.
Principal Stockholders, page 108
49.	Please identify all the individuals with beneficial ownership of the shares held by the entities described in this table. Also, provide us your analysis that supports your conclusion that you can exclude the shares held by entities affiliated with your directors and executive officers from the beneficial ownership of your directors and executives officers.
The Company has revised the disclosure on pages 117 through 120 in response to the Staff’s comment.
Financial Statements, page F-1
50.	Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. An updated accountant’s and valuation firm’s consent should also be included with any amendment to the filing.
The Company acknowledges the Staff’s comment, and, in accordance with Rule 3-12 of Regulation S-X, the financial statements will be updated as required and updated accountant’s and valuation firm’s consents will be included in amendments to the filing.
Statement of Operations, page F-4
51.	It appears you have revenues from sales of products and services that appear to meet the 10 percent threshold for separate disclosure. Tell us your consideration of presenting these separately on the face of this statement, along with a separate presentation of related cost and expense.
The Company supplementally advises the Staff that the Company’s service revenue is included in other revenue in the statement of operations as it does not meet the 10% criteria for separate disclosure.
52.	We would generally expect to see historical earnings per share disclosures or each period presented assuming that shares were outstanding. Revise to disclose historical basic and diluted earnings per share on the face of the statements operations, together with the number of shares used to compute such per share data for all periods presented or explain your basis in GAAP for omitting such disclosures. This comment also applies to your selected financial data table on page 41.

The Company has revised the disclosure on pages 7, 42 and F-4 in response to the Staff’s comment to include earnings per share disclosures. In addition, the Company has revised the disclosure on page F-17 to include the related Z-KAT disclosures.
Note 2. Summary of Significant Accounting Policies, page F-9
Accrual for Warranty Costs, page F-13
53.	If material, include a tabular reconciliation of your warranty liability in accordance with paragraph 14(b) of FIN 45.
The Company supplementally advises the Staff that the accrual for warranty costs is less than 1% of current liabilities and net loss for the year ended December 31, 2006 and for the six months ended June 30, 2007. As no sales of HGS units occurred prior to 2006, no accrual for warranty costs was deemed necessary prior to 2006. As such, the warranty liability is not considered material, and the Company has not included a tabular reconciliation of the warranty liability in the financial statements. Also, warranty costs for Z-KAT for the 2004 period are not significant and the Company believes such additional disclosure is not necessary.
Inventory, page F-13
54.	We note that you have introduced several upgrades to your products and intend to introduce version 1.2 in the fourth quarter 2007. Please tell us about your inventory obsolescence policy. If material quantify the amount of impairment recorded for all periods presented.
The Company has revised the disclosure on page F-13 in response to the Staff’s comment to clarify that the Company considers product upgrades in its periodic review of realizability of inventory. The Company has also revised the disclosure to include the amount of the inventory writedowns for the related periods.
Revenue Recognition
55.	We note on page 71, that you have entered into three “co-marketing” agreements with hospitals. Please tell us more about these agreements. Explain if you provide any units or products free of charge to hospitals for use by surgeons. If so, discuss where these items are expensed and if there are any minimum purchase requirements. Refer to the guidance in EITF 01-09 as necessary.
The Company supplementally advises the Staff that the co-marketing agreements are entered into to establish MAKOplasty™ Knee Centers of Excellence (“KCE”) which are joint marketing programs between the Company and participating hospitals and are part of the sales agreement between the hospital and the Company. KCE provisions in the sales agreements stipulate that in consideration for a discount applied, the hospital agrees to use best efforts in working with the

Company to establish a comprehensive MAKOplasty KCE through joint publicity programs, participation in the Company’s clinical studies, and participation in the development of referral networks, among other things. Hospitals participating in these co-marketing agreements are not provided HGS units or products free of charge. The sales agreement, including the KCE provision, is accounted for under EITF No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), is not applicable to the sales agreements.
Note 4. Related Parties, page F-l9
The Company — Acquisition of Assets from Predecessor, page F-20
56.	We note that under the contribution agreement, Z-KAT contributed certain sets, all required intellectual property rights, as well certain liabilities and all their employees. Please tell us and revise to disclose more about the December 2004 contribution agreement and subsequent addendums. Tell us the business purpose of structuring the contribution agreement the way that you did and provide the organization structure for Mako and Z-KAT both before and after the agreement. We may have further comments upon review of your response.
The Company has revised the disclosure on pages F-9, F-20 and F-21 in response to the Staff’s comment to discuss the business of Z-KAT and the formation and business of MAKO initially as a wholly owned subsidiary of Z-KAT and the subsequent contribution of assets to the Company from Z-KAT.
57.	In this regard, please explain, in greater detail, how you valued and recorder the acquisition of assets from Z-KAT. We note that you consider Z-KAT the predecessor company and accounted for the transaction based on the historical costs of the assets of Z-KAT. We also note that you did not carry forward the retained earnings of Z-KAT. Please tell us why this presentation is appropriate given that it appears that you did not establish a new basis of accounting for Mako. Explain and support the entries that you recorded and cite the specific accounting literature upon which you relied. Specifically refer to the guidance in paragraphs D-11 through D-18 of SFAS 141.
The Company has revised the disclosure on pages F-9, F-20 and F-21 in response to the Staff’s comment. As noted in the revised disclosure, the Company was initially formed as a wholly-owned subsidiary of Z-KAT and only a portion of Z-KAT’s assets were included under the Contribution Agreement. Therefore, a change in reporting entity was not deemed to have occurred and the accumulated deficit of Z-KAT was not carried forward by the Company. The transfer of assets from Z-KAT to the Company was accounted for using the carrying amounts of the assets at the date of transfer per SFAS 141, Business Combinations, paragraph D12, which states:
When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Restricted Stock and Note Receivable from Related Party, page F-21
58.	We note in July 2005 and May 2006, you issued 1,352,250 restricted common shares to your CEO and 150,000 restricted common shares to an entity affiliated with your CEO in exchange for promissory notes of $631,000. Subsequent to this, you determined that the recourse provisions on part of the notes had no substance and treated the transaction as an option to acquire the common shares. Please explain for us in detail how you accounted for this transaction with references to the authoritative accounting literature which supports your accounting.
The Company supplementally advises the Staff that the Company accounted for the issuance of the restricted common shares in exchange for the promissory notes received from the CEO based on SFAS No. 123 Revised, Share-Based Payment, (“SFAS 123R”) paragraph 6, which states:
The accounting for all share-based payment transactions shall reflect the rights conveyed to the holder of the instruments and the obligations imposed on the issuer of the instruments, regardless of how those transactions are structured. For example, the rights and obligations embodied in a transfer of equity shares to an employee for a note that provides no recourse to other assets of the employee (that is, other than the shares) are substantially the same as those embodied in a grant of equity share options. Thus, that transaction shall be accounted for as a substantive grant of equity share options. The terms of a share-based payment award and any related arrangement affect its value and, except for certain explicitly excluded features, such as a reload feature, shall be reflected in determining the fair value of the equity or liability instruments granted. For example, the fair value of a substantive option structured as the exchange of equity shares for a nonrecourse note will differ depending on whether the employee is required to pay nonrefundable interest on the note. Assessment of both the rights and obligations in a share-based payment award and any related arrangement and how those rights and obligations affect the fair value of an award requires the exercise of judgment in considering the relevant facts and circumstances.
Because it was uncertain as to whether the 50% recourse portion of the promissory notes issued for the restricted common shares had substance as of the dates of issuance, the Company believes it was appropriate to treat the entire amount of the promissory notes related to the restricted stock as nonrecourse for accounting purposes. Per the above guidance, a nonrecourse note issued for restricted stock is in substance an option to acquire the stock. In addition, the forgiveness of the entire amount of the promissory notes subsequent to their issuance supports the Company’s assertion that the recourse provision of the promissory notes issued to its CEO for the restricted stock lacked substance.
59.	In this regard, we see on page F-37, that in September 2007, you forgave $1,149,000 of outstanding loans to your CEO and recorded $476,000 in additional compensation expense related to these restricted shares. Please tell how you valued, recorded and accounted for this transaction. Please revise the filing to also include this information.
The Company has revised the disclosure on page F-38 in response to the Staff’s comment. The Company supplementally advises the Staff that the forgiveness of the notes receivable resulted in a modification to the original award. Accordingly, the Company accounted for the modification by determining the amount of the incremental compensation charge to be recorded in accordance with paragraph 51 of SFAS 123R. The original award, which was accounted for as a stock option as described in the response to Comment 58 above, was revalued on the date of modification using the Black-Scholes-Merton model with current inputs for risk-free rate, volatility and market value. This calculated amount was compared to the fair value of the restricted stock award on the date of modification resulting in the incremental charge. Due to the forgiveness of the note, the Company ceased to record the award as a stock option and commenced the recording of the award as a restricted stock award. Accordingly, on the date of modification, the Company recognized the incremental charge for the portion of the vested shares and will record the additional portion related to the unvested shares over the remaining term.
Note 6. Commitments and Contingencies, page F-23
License and Royalty Agreements, page F-24
60.	We see that in March 2006, you signed a license agreement with IBM which included a deferred payment of $4 million upon a change in control and that you recorded the liability net of a discount of $590,000. Please tell us and revise the filing to disclose how you determined the net present value of the deferred license fee. Also, explain why classification as a non-operating expense is appropriate for the discount. Finally, revise to quantify the amount of royalty payments you are obligated to pay based on each product sold to IBM.
The Company has revised the disclosure on page F-25 in response to the Staff’s comment to include the royalty rate on future sales under the IBM license and to discuss the assumptions used to discount the Deferred License Fee. In addition, the Company supplementally advises the Staff that the Company believes the discount on the Deferred License Fee obligation is effectively a financing cost, similar to interest expense, as opposed to an operating cost. As such, the Company believes that the classification of the discount amortization as a non-operating expense is appropriate. Circumstances for payment of the Deferred License Fee obligation included not only an initial public offering but certain other liquidity and change in control events making it probable at inception that such contingent obligation would be paid and that the obligation was similar to a long-term debt obligation and the financing component of the discount being the equivalent of interest expense. Also it should be noted that the discount was not material to the loss from operations being under 2% of the loss from operations for the 2006 and 2007 periods presented.
61.	To assist a reader in understanding the license and royalty agreements, please disclose all the major terms of the agreements. For example, please discuss the license/royalty fees, terms and rates or tell us why you believe additional disclosure is not required. Also, provide us with a schedule of the components of the $6.5 million license recorded as of June 30, 2007.
The Company has revised the disclosure on pages F-25 and F-26 in response to the Staff’s comment to include the range of royalty rates, term and annual minimum payments applicable to each license. All other major terms of these agreements were included in the initial disclosure. Also, in response to your request, provided below is a schedule of the components of the $6.5 million license recorded as of June 30, 2007.

Licensors	Amount
Stelkast (a division of Trigon Incorporated)	$350,000
Integrated Surgical Systems, Inc.	190,000
University of Florida Research Foundation	15,000
International Business Machines Corporation	5,409,638
Hospital for Special Surgery	20,000
SensAble Technologies (initial license)	100,000
Encore Medical, L.P.	50,000
SensAble Technologies (exercise of option)	400,000

Total Acquired Licenses	$6,534,638

Note 7. Redeemable Convertible Preferred Stock, page F-25
Conversion Rights, page F-28
62.	We note that your Series A, Series B and Series C redeemable convertible preferred stock is convertible into common stock only if the initial public offering aggregate proceeds raise at least $25 million of proceeds at a purchase price of not less than $3.96 per share. If your offering price per share is not at least $3.96 per share and the offering does not raise at least $25 million, it appears that your preferred stock will not automatically convert and your pro forma presentation and disclosure that the “conversion will occur upon completion of this offering” on page 6 and page 41 will not be accurate. Please advise.
Pursuant to provisions in the Company’s governing documents, shares of Series A, Series B and Series C redeemable convertible preferred stock automatically converts into shares of common stock only if the aggregate proceeds of the Company’s contemplated initial public offering are at least $25 million and the Company’s common stock are sold in such initial public offering at a purchase price of not less than $4.44 per share, rather than $3.96, which was a typographical error. The Company has revised the disclosure on page F-30 to correct the typographical error.
If the contemplated initial public offering does not satisfy the requirements described above to trigger an automatic conversion of the Company’s redeemable convertible preferred stock, the Company will not continue with the initial public offering unless such requirements are waived by the applicable shareholders and automatic conversion is effected. Accordingly, the Company intends to only proceed with the initial public offering if the aggregate offering proceeds exceed $25 million and the Company’s common stock are sold in such initial public offering at a purchase price of not less than $4.44 per share. As indicated on the cover page to the Registration Statement, the Company proposes to raise a maximum of $86,250,000 in this initial public offering. In addition, the Company expects that the purchase price will exceed $4.44 per share adjusted for any stock splits.
Note 8. Stockholders’ Deficit, page F-29
63.	Provide us with an itemized chronological schedule detailing each issuance of your common shares, preferred shares, stock options and warrants since October 2006 through the date of your response. Include the following information for each issuance or grant date:
•	Number of shares issued or issuable in the grant

•	Purchase price or exercise price per share

•	Any restriction or vesting terms

•	Management’s fair value per share estimate

•	How management determined the fair value estimate

•	Identity of the recipient and relationship to the company

•	Nature and terms of any concurrent transactions with the recipient

•	Amount of any recorded compensation element and accounting literature relied upon to support the accounting.
The Company acknowledges the Staff’s comment and submits to the Staff supplementally as Annex IV the information requested. In addition, the Company supplementally advises the Staff that under the Determination of Stock-Based Compensation in the Critical Accounting Policies and Significant Judgments and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, on page 50 the Company included a chronological bridge of management’s fair value per share determination through August 2007. As the Company has not yet determined the estimated IPO price range, the Company cannot currently provide a chronological bridge to such price range. Once the estimated IPO price range is determined, the Company will update this information to bridge to the IPO price range.
The Company’s sale of Series C redeemable convertible preferred stock in February 2007 to unrelated parties, comprising 33.33% of the total stock purchased, is believed by the Company to be particularly evident of an objective fair value per share determination for the Series C redeemable convertible preferred stock, which was considered in Taylor Consulting Group. Inc.’s valuation of the fair value of the Company’s common stock as of February 28, 2007. Also, in June 2007, the Company initiated discussion with the underwriters regarding the possible offering price ranges. No warrants or Series A or B redeemable convertible preferred stock was issued by the Company during the period October 1, 2006 through October 1, 2007.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management’s fair value per share determinations to the current estimated PO price per share. Also, indicate when the discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.
Exhibits
64.	We note your reference to an application for confidential treatment. We will provide any comments related to your request separately. Comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.
The Company acknowledges the Staff’s comment.
* * * *
     If the Staff has any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (954) 927-2044.
Sincerely,

/s/ Maurice R. Ferré